April 29, 2013

Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Safeway Inc.
Form 10-K for the Fiscal Year Ended December 29, 2012 ("Form 10-K")
Filed February 26, 2013
File No. 1-00041

Dear Mr. Mew,

We are responding to the Staff's comment letter to Safeway Inc. ("Safeway" or the "Company") dated April 2, 2013.

The Staff's comments are set forth below in italics, followed by our response to each comment.

Form 10-K for the Fiscal Year Ended December 29, 2012

Item 6. Selected Financial Data, page 20

1.
We note identical store sales are defined as stores operating the same period in both the current year and previous year. Please tell us and revise to clarify what you mean by "same period';" that is whether identical store sales includes for example sales by stores in operation for four full quarters or if a lesser time period can be included in your calculation. Also please clarify what consideration is given to stores being remodeled or refurbished in your calculation of identical store sales. Further, please tell us if you include internet sales in your calculation of comparable store sales, and if so, please expand your definition accordingly.

Safeway defines identical-store sales ("ID Sales") as the sales of stores operating on the same day of the current fiscal year and prior fiscal year. For example, the sales of a store open on Sunday, January 1, 2012 (day 1 of Safeway's fiscal year ended December 29, 2012) are compared to the sales of that same store on Sunday, January 2, 2011 (day one of Safeway's fiscal year ended December 31, 2011).

Since ID Sales are measured on a daily basis, a store must be opened for a full year in order to be included in ID Sales.  However, a store does not have to be open for the entire reporting period of the current and prior years to be included in ID Sales. For example, assume that Safeway opened a store on the last day of fiscal 2012. In calculating 2013 ID Sales, we will compare that store's sales on the last day of fiscal 2013 with the last day of fiscal 2012. If a store is open for any part of a day in both the current and prior fiscal year, it is included in ID Sales.

Safeway ID Sales calculations are not adjusted for remodels. If a store is open during a remodeling project for any part of the day, it is captured in ID Sales.  The only exception is for remodels that are so significant, they are considered a new store and are assigned a new store number. For example, if a store is demolished and a new store is built on the same site, that new store will be excluded from ID Sales until it has been open for one full year.

Internet sales are recorded by the retail stores that fulfill and deliver the orders to our customers' homes.  We currently have approximately 100 stores contributing to our home delivery service. If those stores are included in ID Sales, the related internet sales are also included.  Internet sales totaled $165 million in 2012.

In future filings, we will expand our definition of identical-stores sales as follows:

Identical-store sales (ID Sales) are defined as stores operating in the same period in both the current year and the prior year, comparing sales on a daily basis. Stores that are open during remodeling are included in ID Sales. Internet sales are included in ID Sales if the store fulfilling the orders is included in the ID Sales calculation.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 22

General

2.
We read your 2013 Investor Conference Transcript and noted the analyst question regarding the financial metrics and cost drivers of Blackhawk. It appears the underlying business of Blackhawk is significantly different from your core grocery operations and we assume the financial metrics differ in many respects from your core business. In this regard, please tell us what consideration you gave to providing more detail in your results of operations with respect to the underlying revenue and cost drivers of this business. Alternatively, tell us why separate disclosure of your Blackhawk operations is not material information to investors. For guidance, refer to Section I.B of SEC Release No. 33-8350.

Safeway carefully evaluated Blackhawk's financial results and, where it was material to Safeway, made appropriate disclosure. For example, on page 42 of our annual report, we provide a line on our statement of cash flows for changes in Blackhawk's payables related to third-party gift cards, net of receivables, and provide a discussion of this line item on page 27 of the annual report under the heading Liquidity and Financial Resources. For the most part, however, Blackhawk's business is not material to consolidated Safeway's business or key financial metrics. The following was Blackhawk's impact on Safeway's most important financial metrics for the year 2012:

•	Blackhawk's revenue was only 2.2% of Safeway's consolidated revenue and had no measurable impact on Safeway's identical-store sales.

•
Blackhawk's gross profit was only 2.0% of Safeway's consolidated gross profit. Safeway's gross profit margin declined 52 basis points in 2012 compared to 2011. Blackhawk contributed only five basis points to that decline.

•
Blackhawk's operating and administrative expense was 1.5% of Safeway's consolidated operating and administrative expense. Safeway's operating and administrative expense declined 42 basis points in 2012 compared to 2011. Blackhawk contributed only seven basis points of that decline.

•	Blackhawk contributed only 6.6% of Safeway's operating profit in 2012 and 5.3% in 2011.

On a stand-alone basis, Blackhawk's important financial metrics are, indeed, very different from Safeway's. Key Blackhawk metrics include the load value of gift cards sold, commissions and fees as a percentage of load value, number of load transactions and average transaction value. However, because of Blackhawk's relatively small size, we do not believe these metrics are material to Safeway investors.

Gross Profit, page 23

3.
We note the launch of just for U had a negative impact on margins in fiscal 2012. With a view toward enhanced transparency, please tell us and disclose when you anticipate this program will have a positive effect on gross margin. In this regard, we assume it could take time for your customers to adopt the new model and continued cost investment in the program could be ongoing.

Just for U™ is Safeway's on-line program which is intended to promote customer loyalty and increase sales by offering personalized deals and vendor coupons. On page 23 of the annual report in MD&A, we disclose that the costs to launch just for U reduced gross profit by seven basis points. These costs, which totaled $28 million, consisted of advertising and promotion costs intended to encourage our customers to sign up for just for U. These costs were incurred in 2012 and have not continued in 2013. We anticipate much lower launch costs when we roll the program out in our Canadian stores in the second half of 2013.

The $28 million cost to launch just for U does not include the ongoing promotions and vendor coupons offered through just for U. The primary purpose of just for U is to increase customer loyalty and sales. Safeway has not indicated that just for U will improve gross profit margins. Just for U is expected to be a growing means of delivering promotions to our customers, but it does not increase or decrease overall promotion levels. Safeway's overall promotion levels are driven by a number of factors, including competitive activity and economic conditions, which Safeway cannot predict.

Liquidity and Financial Resources, page 27

4.
You disclose a significant decrease in the source of cash in 2012 compared to 2011 stemming from the changes in payables related to third-party gift cards, net of receivables, citing the timing of holiday sales and a shift towards payables with shorter payment terms as the primary reasons for the decrease. Please tell us and expand to disclose how the payment terms of the payables changed.

Cash flow from changes in payables related to third-party gift cards, net of receivables, declined $267 million to $26 million in 2012 from $293 million in 2011, primarily as a result of the timing of holiday sales and a shift towards payables with shorter payment terms.

Cash flow from changes in accounts receivables from the sale of gift cards decreased approximately $144 million in 2012 compared to 2011, primarily due to the timing of holiday sales. Most of our distribution partners settle gift card sales for the Sunday to Saturday sales week within seven days of the ending Saturday of such week. In 2011, the days before Christmas fell in the next to last week of our fiscal year-end, and as a result, our distribution partners substantially settled these sales with us before our fiscal year-end. In 2012, the days before Christmas fell in the last week of our fiscal year-end, and as a result, our distribution partners had not settled most of these sales with us before our fiscal year-end. As a result, we had a higher use of cash for fiscal 2012 compared to fiscal 2011 due to the higher year-end gift card receivable for year-end 2012 compared to year-end 2011.

Cash flow from changes in accounts payable from the sale of gift cards decreased approximately $123 million in 2012 compared to 2011, due to shorter payment terms. During 2012, some of our larger card partners accelerated their payment terms for holiday sales.

Safeway has always emphasized to the readers of our financial statements that the majority of cash flow from the sale of third party gift cards is temporary. On page 27 of our annual report under the heading, Liquidity and Financial Resources of our MD&A, we disclose that Blackhawk receives a significant portion of their cash inflow from the sale of gift cards late in the fourth quarter of the year and remits the majority of that cash, less commissions, to card partners early in the first quarter of the following year. On page 28 under the heading Free Cash Flow, we disclose that because most of the cash flow from gift cards is temporary, it is not available for other uses, and therefore is excluded from our free cash flow calculation. In light of the very short-term nature of cash flow from third party gift cards, and because the changes in cash flow resulting from the timing of holiday sales and payments terms do not represent long-term trends in Safeway's liquidity, Safeway respectfully believes that our current disclosure is adequate.

Item 8. Financial Statements and Supplementary Data, page 34

Notes to Consolidated Financial Statements, page 46

Note A: The Company and Significant Accounting Policies, page 46

Corrections to Previously Reported Financial Statements, page 46

5.	We read your disclosure regarding the error you identified related to the accounting for real estate taxes. Please address the following:

•	Explain to us in further detail how the error originated and the date it was discovered.

For purposes of calculating real property taxes, most taxing authorities establish property values on a lien or assessment date. The resulting property tax bill is typically due in installments over the taxing authority's fiscal year. For most taxing authorities, the lien date is the beginning of the fiscal year. However, in California, the lien date is six months before the beginning of the fiscal year.

In California, the key dates are as follows:

Date	Description
01/01/2012	Lien date
07/01/2012	Beginning of California's fiscal year
12/10/2012	First payment due
12/29/2012	Safeway's fiscal year end
04/10/2013	Second payment due
06/30/2013	End of California's fiscal year

Safeway's accounting policy required that the property tax accrual be based on the lien date. This policy was historically misinterpreted to mean that there should be an accrual of property tax beginning on the lien date, even if Safeway acquired that property subsequent to the lien date.

To clarify, assume that Safeway purchased a property on June 30, 2012. The Company would accrue property tax expense for six months back to the January 1, 2012 lien date. Safeway would then accrue 1/12 of the total annual property tax expense (based on the January 1, 2012 lien date) each period beginning in July of 2012. By June 30, 2013 (the end of California's fiscal year,) Safeway will have recorded 18 months of property tax expense, rather than 12 months. In other words, at any particular year-end, Safeway was over-accrued for California property tax by six months.

The same issue existed for stores located in the state of Washington. The issue did not exist in other states because the lien date for those states is the beginning of the fiscal year.

The error was discovered in the fourth quarter of 2012.

•
Tell us why the error was not corrected until the Form 10-K filing for the year ended December 29, 2012 in light of your disclosure the error was discovered subsequent to the issuance of the fiscal 2011 consolidated financial statements.

The error was identified, assessed and quantified, and the deficiency was remediated, in the fourth quarter of 2012. Based on our materiality analysis prepared prior to the issuance of our 2012 Form 10-K and outlined below, we do not believe our historical financial statements were materially misstated.

•	Provide to us your SAB 1.M and 1.N materiality analysis.

See our analysis below.

•
It appears you did not retroactively adjust your financial statements because the effect of the error was not deemed material to any individual annual or interim periods. In this regard, tell us in further detail how you corrected the error. If the financial statements were not retroactively adjusted, then explain to us why the cumulative effect of the error was not included in the results of operations in accordance with SAB Topic 5.F. We note the initial application guidance of SAB Topic 1.N relates to recording the cumulative effect of an error adjustment in retained earnings.

The $42.8 million over-accrual of property taxes originated gradually over many years prior to 2012. Therefore, correcting the over-accrual in 2012 would misstate 2012 expense by $42.8 million ($26.2 million, after tax) or $0.11 per diluted share. This would have had a significant impact on Safeway's 2012 financial statements, especially on the fourth quarter 2012 financial statements. An example under SAB 108 indicates that if correcting the current year balance sheet for an error that arose in prior years results in a material out-of-period adjustment to the income statement, the prior year financial statements should be corrected, even though such revision is immaterial to the previously issued prior year financial statements.

Based on our materiality assessment below, we adjusted the opening retained earnings of 2010, the earliest year presented, by the $42.8 million over-accrual at year-end 2011.  Since we had not yet reported 2012 results, we recorded an adjustment in the fourth quarter of 2012 to reduce property tax expense by $1.7 million for the increase in the over-accrual during the first three quarters of 2012.

We adjusted the opening retained earnings of the earliest year presented in the Form10-K, but we did not restate any previously reported income statements.  We did not restate prior years' income statements because the amount of over-accrued property tax originating in each of the previous years presented was insignificant. We concluded that the misstatement to the years 2008 through 2011 was immaterial for the following reasons:

•
The misstatements to the income statements in the years 2008 through 2011 ran from a low of $0.5 million in 2011 ($0.001 per diluted share) to a high of $2.3 million in 2010 ($0.006 per diluted share). Each year's misstatement was 0.4% or less of reported net income. In no year did the misstatement change net income to a net loss or vice versa.

•
The misstatements to the quarterly income statements in 2010 through 2012 ran from a low of $0.1 million to a high of $1.0 million. Each quarter's misstatement was 0.6% or less of reported net income, and this insignificant amount did not impact any quarterly trends in net income.

•The misstatement had no effect on sales or identical-store sales.

•The misstatement had no effect on gross profit margin in any of the periods presented.

•	The misstatement had less than a 0.04% impact on operating and administrative expense in each of the years presented.

•	The misstatement had a 0.3% or less impact on operating profit in each of the years presented.

•	In each of the years, the misstatement understated net income and therefore did not help Safeway meet analyst's consensus earnings estimates.

•	In none of the periods does the misstatement materially affect a segment or other portion of the business that plays a significant role in operations or profitability.

•	The misstatement had no effect on the statement of cash flows.

•	The misstatement had less than a 0.2% impact on the balance sheet in each of the periods presented.

•	In none of the periods does the misstatement affect Safeway's compliance with debt covenants, regulatory requirements or other contractual requirements.

•
Consistent with SAB 108, correcting prior year financial statements for immaterial errors does not require previously filed reports to be amended. Such corrections may be made the next time the company files the prior year financial statements.

•
Lastly, since the nature of the error appears to relate to routine business transactions we would like to know how you concluded your disclosure controls and procedures and your internal controls over financial reporting were effective as of December 29, 2012. Also, we are uncertain why there were no changes to your internal control over financial reporting in any of the fiscal 2012 quarterly reports on Form 10-Q in light of this error. Please advise.

Before concluding our disclosure controls and procedures and internal controls over financial reporting were effective as of December 29, 2012, we evaluated whether controls had been implemented to adequately address the risk that a material misstatement of the financial statements would not be prevented or detected in a timely manner. This error was detected by the Company during the fourth quarter of 2012 through our existing monthly reconciliation controls. As described in our response above, Safeway's accounting policy required that the property tax accrual be based on the lien date. A misinterpretation of this policy resulted in an incorrect accrual, which was detected during the operation of our existing controls, including reconciliation controls.

The deficiency related to the accounting policy and misapplication of generally accepted accounting principles (GAAP) and was determined to be a significant deficiency. This significant deficiency was remediated in the fourth quarter of 2012, prior to finalizing the 2012 financial statements. The deficiency was remediated by activities which included issuance of a revised and clarified accounting policy and the effective operation of the reconciliation controls as of December 29, 2012.

We did not consider the revision of the accounting policy to be a change of internal control under Item 308(c) of Regulation S-K that would require disclosure, as it did not materially affect our internal control over financial reporting. Since we determined that the magnitude was a significant deficiency but not a material weakness, and because we remediated the deficiency, it did not affect our conclusion that internal controls were effective as of December 29, 2012 and as of the interim periods in 2012. For these reasons, it also did not affect our conclusion that disclosure controls and procedures were effective as of the interim periods in 2012 and as of December 29, 2012.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing answers are responsive to your comments. Please do not hesitate to contact me by phone at (925) 467-3628 with questions or comments regarding this correspondence.

Sincerely,

/s/ Dennis J. Dunne

Dennis J. Dunne,
Vice President, Corporate Accounting